Filed Pursuant to Rule 433

Registration No. 333-161923

January 21, 2011

ONEOK PARTNERS, L.P.

PRICING TERM SHEET

$1,300,000,000

$650,000,000 3.250% Senior Notes due 2016

$650,000,000 6.125% Senior Notes due 2041

	3.250% Senior Notes due 2016	6.125% Senior Notes due 2041

Issuer:	ONEOK Partners, L.P.	ONEOK Partners, L.P.

Guarantor:	ONEOK Partners Intermediate Limited Partnership	ONEOK Partners Intermediate Limited Partnership

Security Type:	Senior Unsecured Notes	Senior Unsecured Notes

Ratings (Moody’s / S&P)*:	Baa2 / BBB (Stable / Stable)	Baa2 / BBB (Stable / Stable)

Minimum Denomination:	$2,000 and whole multiples of $1,000 in excess thereof	$2,000 and whole multiples of $1,000 in excess thereof

Pricing Date:	January 21, 2011	January 21, 2011

Settlement Date:	January 26, 2011	January 26, 2011

Maturity Date:	February 1, 2016	February 1, 2041

Principal Amount:	$650,000,000	$650,000,000

Benchmark:	2.125% due December 31, 2015	3.875% due August 15, 2040

Benchmark Yield:	2.013%	4.572%

Re-offer Spread to Benchmark:	+ 125 bps	+ 160 bps

Yield to Maturity:	3.263%	6.172%

Coupon:	3.250%	6.125%

Public Offering Price:	99.940%	99.360%

Gross Spread:	0.600%	0.875%

Redemption Provisions:

Make-Whole Call:	T + 20 bps (prior to January 1, 2016)	T + 25 bps (prior to August 1, 2040)

Par Call:	On or after January 1, 2016 (one month prior to maturity)	On or after August 1, 2040 (six months prior to maturity)

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2011	February 1 and August 1, beginning August 1, 2011

CUSIP / ISIN:	68268N AF0 / US68268NAF06	68268N AG8 / US68268NAG88

Joint Book-Running Managers:	Citigroup Global Markets Inc. RBS Securities Inc. UBS Securities LLC	Citigroup Global Markets Inc. RBS Securities Inc. UBS Securities LLC

Senior Co-Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Junior Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Daiwa Capital Markets America Inc. U.S. Bancorp Investments, Inc.	Barclays Capital Inc. BNP Paribas Securities Corp. Daiwa Capital Markets America Inc. U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, RBS Securities Inc. toll-free at 1-866-884-2071 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561 3884.

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